November 9, 2010

VIA EDGAR

Doug Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

Registration Statement on Form S-1

File No. 333-161985

Acceleration Request

Requested Date: November 10, 2010

Mr. Brown:

The undersigned, Sunpeaks Ventures, Inc. a Nevada corporation (the “Company”), has filed a Registration Statement on Form S-1/A (No. 333-161985) on October 22, 2010  with the Securities and Exchange Commission  pursuant to the Securities Act of 1933, as amended.

The Company hereby acknowledges that they would like to withdraw its request for acceleration dated November 8, 2010.

Sincerely,

Sunpeaks Ventures, Inc.

By:	/s/ Scott Beaudette
Scott Beaudette
President and Chief Executive Officer

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277